UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Leucadia National Corporation
(Name of Issuer)

Common Shares, $1 par value
(Title of class of securities)

527288 5 10 4
(CUSIP number)

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)

March 1, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON:		Ian M. Cumming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	22,364,413*
	8	SHARED VOTING POWER:	216,000
	9	SOLE DISPOSITIVE POWER:	22,364,413*
	10	SHARED DISPOSITIVE POWER:	216,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		22,580,413*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: See Item 5.		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.2%*+
14	TYPE OF REPORTING PERSON:		IN

*  Includes 1,200,000 shares issuable pursuant to Common Share Purchase Warrants, which are currently exercisable  or become exercisable within 60 days.

+  Based on an aggregate of 364,005,904 Common Shares outstanding as of March 4, 2013 after giving effect to the consummation of the Merger described in Item 4 of this Schedule 13D.

This Statement on Schedule 13D (the “Schedule 13D”) is filed by Ian M. Cumming (the “Reporting Person”) with respect to the Common Shares, par value $1 per share (the “Common Shares”), of Leucadia National Corporation, a New York corporation (the “Company” or “Leucadia”).

EXPLANATORY NOTE REGARDING PRIOR SCHEDULE 13D

This Schedule 13D relates to the Statement on Schedule 13D with respect to the Common Shares dated June 5, 1990 (the “Initial 13D Filing), as amended by Amendment No. 1 thereto dated August 31, 1990, Amendment No. 2 thereto dated May 23, 1991, Amendment No. 3 thereto dated January 14, 1992, Amendment No. 4 thereto dated August 12, 1992, Amendment No. 5 thereto filed on June 1, 1994, Amendment No. 6 thereto filed on September 22, 1995, Amendment No. 7 thereto filed on May 18, 2000, Amendment No. 8 thereto filed on June 6, 2003, Amendment No. 9 thereto filed on April 19, 2004, Amendment No. 10 thereto filed on September 30, 2004, Amendment No. 11 thereto filed on November 4, 2004, Amendment No. 12 thereto filed on January 3, 2005, Amendment No. 13 thereto filed on January 11, 2005, Amendment No. 14 thereto filed on October 1, 2009, Amendment No. 15 thereto filed on October 13, 2009, Amendment No. 16 thereto filed on April 14, 2010, Amendment No. 17 thereto filed on March 1, 2011, Amendment No. 18 thereto filed on May 17, 2011 and Amendment No. 19 thereto filed on November 12, 2012 (the Initial 13D Filing, as so amended, the “Prior Schedule 13D”).  The Prior Schedule 13D was filed jointly by the Reporting Person and Joseph S. Steinberg.

As previously disclosed, on November 11, 2012, the Company entered into a merger agreement (the “Merger Agreement”) pursuant to which Jefferies Group, Inc. (“Jefferies”) would become a wholly-owned subsidiary of Leucadia (the “Merger”).  The Merger became effective on March 1, 2013.  As a result of the Merger, the previous oral agreement between Mr. Cumming and Mr. Steinberg pursuant to which they had agreed to consult with each other as to the election of a mutually acceptable Board of Directors of the Company has terminated.  As a result, Messrs. Cumming and Steinberg have disbanded their group and will no longer jointly file a Schedule 13D with respect to the Common Shares of the Company.  This Schedule 13D is filed solely by the Reporting Person as an individual, and the Reporting Person will continue to make required filings under Section 13 of the Securities Exchange Act of 1934, if any, on an individual basis, with respect to the Common Shares.

This Schedule 13D is a continuation of the Reporting Person’s beneficial ownership reporting of Common Shares set forth in the Prior Schedule 13D and, as such, information from the Prior Schedule 13D is incorporated herein by reference as if set forth in full herein.  All amendments to the Initial 13D Filing which are related to this Schedule 13D are filed as Exhibits 99.1 through Exhibit 99.12 hereto, respectively, and are incorporated herein by reference.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares.  The address of the principal executive offices of the Company is 315 Park Avenue South, New York, NY 10010.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by Ian M. Cumming.

(b) The business address of the Reporting Person is c/o Cumming Investment Company, 148 So. Redmond Street, Jackson, WY 83001.

(c) The Reporting Person’s principal occupation is a private investor.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States and Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Prior Schedule 13D is incorporated herein by reference, but is amended and supplemented by adding the following:

Item 4 is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Prior Schedule 13D is incorporated herein by reference, but is amended and supplemented by adding the following:

As described in the Explanatory Note of this Schedule 13D, the previous oral agreement between Mr. Cumming and Mr. Steinberg pursuant to which they had agreed to consult with each other as to the election of a mutually acceptable Board of Directors of the Company has terminated.

As a result of his ownership of Jefferies common stock and deferred shares of Jefferies common stock in his capacity as a director of Jefferies, Mr. Cumming received 4,437 Common Shares and 16,663 deferred Common Shares as merger consideration upon consummation of the Merger.

Upon consummation of the Merger, Mr. Cumming resigned as Chairman of the Board and Chief Executive Officer of the Company, as well as all other positions with the Company and its subsidiaries and affiliates, but Mr. Cumming will continue to serve as a director of the Company, the Company’s affiliate, HomeFed Corporation, and the Company’s former subsidiary, Crimson Wine Group, Ltd.

Mr. Cumming may, in the future, from time to time, acquire or dispose of additional Common Shares in private transactions, open market transactions or otherwise.  Except as discussed in this Schedule 13D, Mr. Cumming does not have any present plan or intention that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)           As of March 4, 2013, the Reporting Person owned the following Common Shares:

The Reporting Person is the beneficial owner of 22,580,413 Common Shares (including 1,200,000 Common Shares issuable upon the exercise of Common Share Purchase Warrants (the “Warrants”)).  The 22,580,413 Common Shares represent approximately 6.2% of the 364,005,904 Common Shares outstanding as of March 4, 2013, together with 1,200,000 additional Common Shares issuable upon exercise of the Warrants which are deemed to be outstanding with respect to Mr. Cumming.  Mr. Cumming has sole voting and dispositive power over such Common Shares.  Mr. Cumming may also be deemed to be the beneficial owner of an additional 216,000 Common Shares (less than 0.1%) beneficially owned by his wife.  The foregoing does not include 183,210 Common Shares (less than 0.1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership, and 101,666 Common Shares (less than 0.1%) that are beneficially owned by Cumming Philanthropic Organization, a nonprofit corporation established by Mr. Cumming as to which he disclaims beneficial ownership.

(c)           See Item 4 above.

(d)           Not applicable.

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(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Prior Schedule 13D is incorporated herein by reference, but is amended and supplemented by adding the following:

An aggregate of 5,846,610 Common Shares are pledged as collateral for a line of credit maintained by Mr. Cumming.

The response to Item 4 above is hereby incorporated by reference in its entirety herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIIBITS.

Exhibit No.	Description Of Exhibit

99.1
Amendment No. 5 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on June 1, 1994 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.2
Amendment No. 6 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on September 22, 1995 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.3
Amendment No. 7 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on May 18, 2000 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.4
Amendment No. 8 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on June 6, 2010 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.5
Amendment No. 10 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on September 30, 2004 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.6
Amendment No. 11 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on November 4, 2004 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.7
Amendment No. 12 (“Amendment No. 12”) to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on January 3, 2005 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.8
Amendment No. 15 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on October 13, 2009 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.9
Amendment No. 16 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on April 14, 2010 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.10
Amendment No. 17 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on March 1, 2011 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

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99.11
Amendment No. 18 (“Amendment No. 18”) to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on May 17, 2011 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.12
Amendment No. 19 to the Statement on Schedule 13D filed with respect to Common Shares of Leucadia National Corporation on November 12, 2012 by Ian M. Cumming and Joseph S. Steinberg (incorporated by reference)

99.13	Stock Purchase Agreement, dated as of December 29, 2004, between Ian M. Cumming and Jefferies & Company, Inc. (incorporated herein by reference to Exhibit 1 to Amendment No. 12)

99.14	Registration Rights Provisions (incorporated herein by reference to Exhibit 3 to Amendment No. 12)

99.15	Form of Common Share Purchase Warrant (incorporated herein by reference to Exhibit 1 to Amendment No. 18)

99.16
Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (incorporated herein by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the year ended December 31, 2003 of Leucadia National Corporation)

99.17	Collateral Agreement dated as of December 20, 2012, between JP Morgan Chase Bank N.A. and Ian Cumming

99.18	Promissory Note and Collateral Agreement dated as of February 5, 2013, between Credit Suisse AG, New York Branch and Ian Cumming

CUSIP No. 527288 5 10 4	13D	Page 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013

By:	/s/ Ian M. Cumming
Ian M. Cumming